SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
                         TO RULE 13a-16 OR 15D-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February, 2004

                                 LANOPTICS LTD.
                 (Translation of registrant's name into English)

                                1 Hatamar Street
                                   P.O.B. 527
                                  Yokneam 20692
                                     ISRAEL
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                                   Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                  LANOPTICS LTD.


                                  By: /s/ Dror Israel
                                  --------------------------
                                  Dror Israel
                                  Chief Financial Officer


Dated: February 17, 2004

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                       LANOPTICS BUILDING
LANOPTICS              1 HATAMAR STREET, P.O.B 527, YOKNEAM 20692, ISRAEL
                       PHONE: (972) 4-9596666 FAX: (972) 4-959 4166
                       http://www.lanoptics.com    E.Mail: dror@lanoptics.co.il
--------------------------------------------------------------------------------

CONTACT:
DROR ISRAEL, CFO
LANOPTICS LTD.  ISRAEL
++972-4-959 6666
E.MAIL: dror@lanoptics.co.il

FOR IMMEDIATE RELEASE

          LANOPTICS ANNOUNCES 2003 FOURTH QUARTER AND YEAR END RESULTS

     YOKNEAM, ISRAEL, February 17, 2004 -- LanOptics Ltd. (NASDAQ: LNOP), a provider of network processors, today announced results for the fourth quarter ended December 31, 2003.

     For the three months ended December 31, 2003, LanOptics reported revenues of US$ 559,000 versus US$ 237,000 in the fourth quarter of 2002. All of these revenues were attributable to LanOptics' subsidiary, EZchip Technologies. Operating loss amounted to US$ 2,328,000, versus US$ 2,950,000 in the fourth quarter of 2002. The majority of the expenses that resulted in the operating loss were attributable to EZchip's research and development efforts on future products, and the balance of the expenses related primarily to EZchip's sales and marketing activities. Net loss for the fourth quarter was US$ 625,000, a loss of US$ 0.07 per share, compared to net loss of US$ 831,000, or a loss of US$ 0.10 per share, for the same period last year.

     For the twelve months ended December 31, 2003, LanOptics reported revenues of US$ 1,756,000, compared with US$ 465,000 for the same period last year. All of these revenues were attributable to LanOptics' subsidiary, EZchip Technologies. Operating loss for the twelve months amounted to US$ 10,327,000, versus US$ 15,875,000 (including a one time non-cash "in process R&D" expense, in the amount of US$ 4,655,000) in the same period last year. Net loss from continuing operations for the twelve months was US$ 2,897,000, a loss of US$
0.33 per share, compared to net loss from continuing operations of US$ 6,728,000 or US$ 0.87 per share for the same period last year. Net loss for the twelve months was US$ 2,897,000, or US$ 0.33 per share, compared to year-earlier loss for the comparable period of US$ 6,677,000 or US$ 0.86 per share.

     The consolidated financial statements of LanOptics conform to accounting principles generally accepted in Israel (Israeli GAAP), which differ in certain material respects from those followed in the United States (US GAAP). The main difference relates to the accounting for Preferred Shares of a subsidiary. As a result, the net loss for the twelve month period ended December 31, 2003, and deficiency in shareholders' equity as of that date in accordance with US GAAP were US$ 10,076,000 and US$ 11,866,000, respectively, as compared with net loss and shareholders' equity in accordance with Israeli GAAP of US$ 2,897,000 and US$ 10,681,000, respectively.

     "In 2003, we saw the first concrete fruits of our network-processor strategy", said Dr. Meir Burstin, Chairman of the Board. "EZchip's strongly differentiated products and aggressive roadmap led to over 30 design-win contracts, of which half are with major communications system vendors. This was reflected in an increase in revenues. Additionally, we reinforced our liquidity position by raising additional capital in the combined amount of $18.7 million for EZchip (which completed its Series C financing round with its existing investors and Nokia Venture Partners) and LanOptics (which raised money in a private placement investment by Deutsche Bank).

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                       LANOPTICS BUILDING
LANOPTICS              1 HATAMAR STREET, P.O.B 527, YOKNEAM 20692, ISRAEL
                       PHONE: (972) 4-9596666 FAX: (972) 4-959 4166
                       http://www.lanoptics.com    E.Mail: dror@lanoptics.co.il
--------------------------------------------------------------------------------


     "LanOptics' revenues for 2003 totaled $1.76M, compared to $0.46M in 2002," added Dr. Burstin. "As in 2002, revenues were related almost entirely to design wins, reflecting a significant increase in our customer base. We succeeded in more than doubling our customer base during 2003, and we see growing interest from many systems vendors globally. The initial customers who designed their products around our network processors are now entering their production phase. As we begin to fill these production orders and as additional customers enter the production stage, we expect a further increase in revenues throughout 2004. The exact timing, speed and volume of the increase will depend on market acceptance of our customers' products and on the pace of the recovery in the telecommunications and related markets generally.

     "During 2003 EZchip successfully completed the development of its second-generation network processor, the NP-1c, which is now in production. The NP-1c offers our customers up to an 80% reduction in system chip count, power consumption and cost compared with the competition's products. As part of our commitment to remaining the technology leader in the network processor arena, prototypes of our third-generation network processor, the NP-2, offering unparalleled performance and integration, are expected to begin testing in the second half of 2004."

     Dr. Burstin added that he wished to express his appreciation to Michal Sultan, who has given notice of her resignation from LanOptics' Board of Directors, for her dedicated service to the company.


     LanOptics is focused on its subsidiary EZchip Technologies, a fabless semiconductor company providing high-speed network processors. EZchip's breakthrough TOPcore(R) technology provides both packet processing and classification on a single chip at wire speed. EZchip's single-chip solutions are used for building networking equipment with immense savings in chip count, power and cost. Highly flexible 7-layer processing enables a wide range of applications to deliver advanced services for the metro, carrier edge and core and enterprise backbone.
     For more information on EZchip, visit the web site at HTTP://WWW.EZCHIP.COM For more information on LanOptics, visit the web site at HTTP://WWW.LANOPTICS.COM


     "SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: THIS RELEASE CONTAINS FORWARD LOOKING STATEMENTS THAT ARE SUBJECT TO RISKS AND UNCERTAINTIES, INCLUDING, BUT NOT LIMITED TO, THE IMPACT OF COMPETITIVE PRODUCTS, PRODUCT DEMAND AND MARKET ACCEPTANCE RISKS, RELIANCE ON KEY STRATEGIC ALLIANCES, FLUCTUATIONS IN OPERATING RESULTS, DELAYS IN DEVELOPMENT OF HIGHLY-COMPLEX PRODUCTS AND OTHER RISKS DETAILED FROM TIME TO TIME IN LNOP FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE RISKS COULD CAUSE THE COMPANY'S ACTUAL RESULTS FOR 2004 AND BEYOND TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN ANY FORWARD LOOKING STATEMENTS MADE BY, OR ON BEHALF OF LNOP.



                             -- Tables to Follow --

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                       LANOPTICS BUILDING
LANOPTICS              1 HATAMAR STREET, P.O.B 527, YOKNEAM 20692, ISRAEL
                       PHONE: (972) 4-9596666 FAX: (972) 4-959 4166
                       http://www.lanoptics.com    E.Mail: dror@lanoptics.co.il
--------------------------------------------------------------------------------


                                 LanOptics Ltd.
                        Consolidated Statement of Income
         (U.S. Dollars in thousands, except share and per share amounts)



                                                            Three Months Ended         Twelve Months Ended
                                                                December 31                 December 31
                                                        ------------------------    ------------------------
                                                           2003          2002          2003           2002
                                                        ----------    ----------    ----------    ----------
                                                        Unaudited      Audited       Unaudited      Audited
Revenues                                                       559           237         1,756           465
Cost of Revenues                                               192            76           625           164
Amortization of Developed Technology                            71            71           284           107
                                                        ----------    ----------    ----------    ----------
Gross Profit                                                   296            90           847           194

Research & Development, net                                  1,732         2,022         7,349         8,153
In-process Research & Development Write-off                     --            --            --         4,655
Selling, General & Administration, net                         851           977         3,660         3,201
Goodwill Amortization                                           41            41           165            60
                                                        ----------    ----------    ----------    ----------
Operating Loss                                              (2,328)       (2,950)      (10,327)      (15,875)

Financial Income, net                                            3            36            84           659
Other Expense                                                    3            --             3            --
                                                        ----------    ----------    ----------    ----------

Loss from Continuing Operations Before Minority
Interest                                                    (2,328)       (2,914)      (10,246)      (15,216)

Minority Interest in Losses of a Subsidiary                  1,703         2,081         7,349         8,488

                                                        ----------    ----------    ----------    ----------
Loss from Continuing Operations                               (625)         (833)       (2,897)       (6,728)
Income from Discontinued Operations of a Segment of a
Business                                                        --             2            --            51

                                                        ----------    ----------    ----------    ----------
Net Loss                                                      (625)         (831)       (2,897)       (6,677)
                                                        ==========    ==========    ==========    ==========


Net Loss per Share from Continuing Operations                (0.07)        (0.10)        (0.33)        (0.87)
Net Earnings per Share from Discontinued Operations             --            --            --          0.01
                                                        ----------    ----------    ----------    ----------
Net Loss per Share                                           (0.07)        (0.10)        (0.33)        (0.86)

Weighted Average Number of Shares Used in Computing
Net Losses per Share                                     8,845,724     8,503,535     8,702,109     7,782,593
                                                        ----------    ----------    ----------    ----------




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                       LANOPTICS BUILDING
LANOPTICS              1 HATAMAR STREET, P.O.B 527, YOKNEAM 20692, ISRAEL
                       PHONE: (972) 4-9596666 FAX: (972) 4-959 4166
                       http://www.lanoptics.com    E.Mail: dror@lanoptics.co.il
--------------------------------------------------------------------------------


                                 LanOptics Ltd.
                           Consolidated Balance Sheet
                           (U.S. Dollars in thousands)



                                                         December 31,  December 31,
                                                            2003          2002
                                                           -------      -------
                                                          Unaudited     Audited
ASSETS
CURRENT ASSETS:
Cash, Cash Equivalents & Marketable Securities              19,566       10,680
Trade Receivables                                              438          362
Other Receivables                                              349          532
Inventories                                                    404          377
                                                           -------      -------
Total Current Assets                                        20,757       11,951

LONG-TERM INVESTMENTS:
Prepaid Development and Production Costs, net                  620          777
Severance Pay Fund                                           1,249          939
                                                           -------      -------
Total Long-Term Investments                                  1,869        1,716

PROPERTY & EQUIPMENT, NET                                      620        1,021

OTHER ASSETS, NET:
Technology, net                                              1,034        1,318
Goodwill, net                                                1,409        1,574
                                                           -------      -------
Total Other Assets                                           2,443        2,892

                                                           -------      -------
TOTAL ASSETS                                                25,689       17,580
                                                           =======      =======


LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade Payables                                                 202          506
Other Payables and Accrued Expenses                          2,462        2,296
                                                           -------      -------
Total Current Liabilities                                    2,664        2,802

LONG-TERM LIABILITIES:
Accrued Severance Pay                                        1,536        1,196
Long Term Debt                                               1,383           --
                                                           -------      -------
Total Long-Term Liabilities                                  2,919        1,196

PREFERRED SHARES IN A SUBSIDIARY                             9,146        5,567

WARRANTS ISSUANCE BY A SUBSIDIARY                              176           --

TOTAL LIABILITIES ATRIBUTED TO DISCONTINUED OPERATIONS         103          214

SHAREHOLDERS' EQUITY:
Share Capital                                                   64           60
Additional Paid-in Capital                                  39,516       33,743
Accumulated Deficit                                        (28,899)     (26,002)
                                                           -------      -------
Total Shareholders' Equity                                  10,681        7,801

                                                           -------      -------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                  25,689       17,580
                                                           =======      =======



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